Exhibit 3.1

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP

OF

SUNOCO LOGISTICS PARTNERS L.P.

This Amendment No. 2 (this “Amendment No. 2”) to Second Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P. (the “Partnership”), dated as of July 20, 2004 (the “Partnership Agreement”), is hereby adopted effective as of November 18, 2008, by Sunoco Partners LLC, a Pennsylvania limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Section 6.4 is hereby amended by adding a new subsection (c) to such Section:

“(c) Notwithstanding anything to the contrary in this Section 6.4, any quarterly distributions to the holders of the Incentive Distribution Rights provided for in clauses (iii), (iv) and (v) of Subsection 6.4(b) shall be adjusted commencing with the payment date of the fifth quarterly distribution paid after the closing of the Partnership’s acquisition of the MagTex pipeline system and associated assets described in the Purchase and Sale Agreements executed April 28, 2008, and amended July 8, 2008, July 14, 2008, August 13, 2008, September 26, 2008 November 10, 2008, by and among affiliates of the Partnership, as buyer, and affiliates of Exxon Mobil, as seller (the date of such closing being referred to as the “MagTex Closing Date”). Such adjustment shall be as follows: (1) with respect to each of the first four (4) quarters following the MagTex Closing Date, including the quarter in which the MagTex Closing Date occurs (the “Initial Quarters”), each such distribution shall be reduced by $0; and (2) with respect to each of the successive twelve (12) Quarters following the Initial Quarters each such distribution shall be reduced by $458,333. The reductions will total $5,500,000 over the entire sixteen-quarter period described in clauses (1) and (2) of this Subsection 6.4(c).”

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first above written.

GENERAL PARTNER:

SUNOCO PARTNERS LLC

By:	/s/ Deborah M. Fretz
Name:	Deborah M. Fretz
Title:	President and Chief Executive Officer